March 1, 2007

VIA EDGAR & FACSIMILE

Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Millipore Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 1-09781

Dear Ms. Blye:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced filing by Millipore Corporation (“Millipore”) contained in your letter dated January 31, 2007. For ease of reference, Millipore has recited each comment and provided responses to each comment immediately thereafter.

In addition, upon receipt of your letter, Millipore management reviewed its business activities in Syria and determined that it will discontinue sales into that country. Millipore expects that such sales will end no later than June 30 of this year.

1. We note that the “Worldwide Offices” section of your website lists an office in Syria. Syria is identified by the U.S. as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information on your business in Syria. Please describe for us your past, current, and anticipated operations in, and other contacts with, Syria, whether through direct or indirect arrangements. In your description, identify the products, technologies, and services that are distributed or otherwise provided into Syria. Also, tell us the nature of your business relation and/or organizational affiliation with I.S.T. Your response should describe any agreements, commercial arrangements or other contracts with the government of Syria or entities controlled by that government.

Millipore supplementally advises the Staff that it does not maintain an office in Syria. The entity listed in the “Worldwide Offices” section of Millipore’s website is an independently owned and operated authorized distributor of Millipore products, Instruments for Science and Technology (“IST”), which is located in Damascus, Syria. In addition to Millipore sales to IST, in 2005 Serologicals Corporation (“Serologicals”) sold products to two entities located in Syria, Al Amal Medical and Biotechnology and Pishro Imen Pajouh Company Ltd. Millipore acquired Serologicals on July 14, 2006. Millipore does not have any agreements, commercial arrangements or other contracts with the government of Syria or entities controlled by that government.

Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

March 1, 2007

The products sold by Millipore into Syria have included a variety of products from both Millipore’s Bioprocess Division and Millipore’s Bioscience Division. The Bioprocess Division sells products primarily to the pharmaceutical and biotechnology industry. The Bioscience Division helps to optimize laboratory productivity and workflows by providing reagents, kits and other enabling technologies and products for life science research and development.

2. Please discuss the materiality of the activities and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the Syrian government or entities controlled by that government have received cash or acted as intermediaries in connection with your operation.

Millipore supplementally advises the Staff that total Millipore sales into Syria for 2004 were $123,042.91. Total Millipore sales into Syria for 2005 were $144,493.02. Total Millipore sales into Syria for 2006 were $172,862.25. These amounts include sales by Serologicals, which was acquired by Millipore on July 14, 2006. Millipore does not believe that its sales to entities in Syria constitute a material investment risk for shareholders from a quantitative standpoint because the amount of revenue generated by these sales is insignificant in comparison with Millipore’s total net sales of approximately $809 million in 2004, $991 million in 2005, and $1.255 billion in 2006.1

[1]	Serologicals' total net sales were approximately $195 million in 2004 and $274 million in 2005.

Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

March 1, 2007

In addition, Millipore does not believe that these sales constitute a material investment risk for shareholders from a qualitative perspective because, given the very limited nature of such sales and the fact that, to Millipore’s knowledge, neither the Syrian government nor entities controlled by that government have received cash or acted as intermediaries in connection with any of Millipore’s sales into Syria, Millipore does not believe that more detailed disclosure of such sales would negatively impact Millipore’s reputation or share value. Further, Millipore believes that its decision to cease selling products into Syria further mitigates any potential concern that may exist.

3. Please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, technologies or services you provide into have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, your products, technologies or services have been put to military use by Syria, and discuss any such use of which you are aware.

Millipore supplementally advises the Staff that, to the best of its knowledge, understanding and belief, no Millipore products or services that it has provided into Syria have been put to military use. IST has provided Millipore with end use certificates for all Millipore products stating that the products will not be used for the production or development of any kind of weapon or military application. IST has informed Millipore that it has distributed Millipore products to a number of end-users, including pharmaceutical companies, universities, and the Syrian Ministry of Health.

4. We note that you provide on your website contact information for persons wishing to contact the Company from “Other countries in Africa.” Please advise us whether you provide products, technologies or services into Sudan and, if so, provide the same type of information regarding your contacts with Sudan as is requested in comments 1-3 above with respect to your contacts with Syria.

Millipore supplementally advises the Staff that it sold no products or services into Sudan in 2004, 2005, or 2006 and does not intend to sell any products or services into Sudan in 2007.

5. It appears from the “Customer Support” section of your website that you accept requests for assistance from persons in countries including not only Syria and Sudan, but also Cuba, Iran, and North Korea, which are also identified by the United States as state sponsors of terrorism. Please advise us whether you provide products, technologies or services into these additional countries. If so, provide the same type of information regarding your contacts with Cuba, Iran, and North Korea as is requested in comments 1-4 above with respect to your contacts with Syria and Sudan.

Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

March 1, 2007

Millipore supplementally advises the Staff that it sold no products or services into Cuba, Iran, or North Korea in 2004, 2005 or 2006 and does not intend to sell any products or services into any of those countries in 2007. However, two companies, NovAseptic AB and Serologicals, sold products into Iran totaling $5,684.80 in 2005, in each case prior to being acquired by Millipore. Millipore acquired NovAseptic AB on August 9, 2005 and acquired Serologicals on July 14, 2006. Neither NovAseptic AB nor Serologicals sold any products or services into Iran after being acquired by Millipore.2

In connection with this response to your comment letter, Millipore acknowledges that

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission,

(2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and

(3) it is the Staff’s view that Millipore may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed the questions raised in your letter of January 31, 2007. Should you have any further questions or comments regarding the information and responses set forth above, please do not hesitate to contact me.

Very truly yours,

MILLIPORE CORPORATION

By:	/s/ Kathleen B. Allen
Kathleen B. Allen
Vice President and Chief Financial Officer

cc:	Peggy Fisher, Assistant Director, Division of Corporation Finance (via facsimile)

Pradip Bhaumic, Division of Corporation Finance (via facsimile)

[2]	Further, neither Millipore nor any of its subsidiaries sold any products or services into Iran in 2004 or 2006.